Exhibit 99.4

Item 5.	Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes included as Exhibit 99.6 to this Form 6-K. Some of the information contained in this discussion and analysis constitutes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed in this Form 6-K, particularly those under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in both this Form 6-K and our 2010 Form 20-F.

The Company was previously a wholly-owned subsidiary of Man Sang Holdings, Inc., or MSHI, a United States domestic company incorporated in the State of Nevada whose common stock was listed on the NYSE Amex with ticker symbol “MHJ”. On August 25, 2009, at a general meeting, for the purpose of the redomicile of MSHI from the United States to the British Virgin Islands, the shareholders of MSHI resolved to carry out a group reorganization, or the Reorganization, whereby, inter alia, MSHI was dissolved and liquidated and the Company contractually assumed all rights, title, obligations and liabilities of MSHI pursuant to the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation of MSHI. As a result of the Reorganization, the Company succeeded MSHI as the holding company its subsidiaries, or the Group, on August 25, 2009 with its ordinary shares being listed on the NYSE Amex as a non-United States domestic company. From its inception in August 1995 through the effective date of the Reorganization on August 25, 2009, the Company was a wholly-owned subsidiary of MSHI.

Upon the effective date of the Reorganization, the Company and its subsidiaries continued to conduct the business previously conducted by MSHI and its subsidiaries (including the Company). Although the dissolution and liquidation of MSHI resulted in the cessation of MSHI as the holding company of the Group, the dissolution and liquidation had no material impact on our financial condition or operating results, other than the costs incurred in connection with its dissolution and liquidation. As the Company contractually assumed all rights, title, obligations and liabilities of MSHI upon the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation, there was a continuation of the risks and benefits to the ultimate controlling owners that existed prior to the dissolution and liquidation of MSHI. Accordingly, the Reorganization has been accounted for as a reorganization of entities under common control in a manner similar to pooling-of-interests. On this basis, the Company has been treated as the holding company of MSHI in all periods presented in the financial statements rather than from the effective date of the Reorganization. Subsequent to the Reorganization, the acquisition of equity interest of China Metro-Rural Limited has been accounted for as a combination of entities under common control in a manner similar to pooling of interests as both the Company and China Metro-Rural Limited were controlled by Mr. Cheng Chung Hing, Ricky immediately prior to and immediately after the Merger. On this basis, the consolidated financial statements of China Metro-Rural Holdings Limited for periods prior to the Merger have been restated to include, to the extent of the equity interest of China Metro-Rural Limited held by Mr. Cheng Chung Hing, Ricky, the assets and liabilities and results of operations of China Metro-Rural Limited for those periods as if China Metro-Rural Holdings Limited had owned China Metro-Rural Limited at the beginning of the financial period reported in the consolidated financial statements or when MSBVI and China Metro-Rural Limited came under common control by Mr. Cheng Chung Hing, Ricky, whichever is later, and all assets and liabilities of China Metro-Rural Limited have been stated at historical carrying amounts. The acquisition by the Company of interest owned by all the shareholders of China Metro, including Mr. Cheng, was treated as an equity transaction at the completion date of the Merger.

On July 28, 2010, the Company declared a dividend to its shareholders by way of distribution in specie of the entire equity interest in MSIL held by the Company, represented by 494 million ordinary shares, or the Distribution, and was completed in August 2010. Upon the completion of the Distribution, the Group no longer held any interests in MSIL and has discontinued its pearls and real estate businesses, or the Discontinued Operations, which was previously operated through MSIL. Details of results of the Discontinued Operations is set forth above in “Item 3. Key Information – A. Selected Financial Data” in Exhibit 99.1 to this Form 6-K.

Unless otherwise specified, references to Notes to the audited consolidated financial statements are to the Notes to our audited consolidated financial statements as of March 31, 2010 and 2009 and for the years ended March 31, 2010, 2009 and 2008 included as Exhibit 99.6 to Form 6-K.

Overview

The Group had three main business segments during the year ended March 31, 2010.

Our first business segment is engaged in the development and operations of large scale, integrated agricultural logistics and trade centers in Northeast China, or Agricultural Logistics Operation, that facilitate a relationship between sellers and buyers of agricultural commodities and small appliances, provide relevant physical platform and timely marketing information and intelligence, provide a transparent and competitive market price discovery mechanism and provide infrastructure to enhance the living standards of those from the rural area.

Our second business segment was engaged in the purchase, processing, assembling, merchandising and wholesale distribution of pearls and jewelry products, or the Pearl Operation. We were one of the world’s largest purchasers and processors of saltwater cultured and freshwater cultured pearls.

Our third business segment was engaged in real estate development and real estate leasing, or the Real Estate Operation. We operated real estate for lease and sale in Hong Kong and the PRC, including (1) an industrial complex located in the Shenzhen Special Economic Zone, PRC, or the Man Sang Industrial City, (2) China Pearls and Jewellery City, a market center with various supporting facilities, including manufacturing, processing, exhibition and residential facilities, among others, located in Shanxiahu, Zhuji, Zhejiang Province, PRC and (3) commercial and residential properties in Hong Kong, or the Hong Kong Properties.

The Pearl Operation and Real Estate Operation together comprise the Discontinued Operations.

Critical Accounting Policies

Management’s discussion and analysis of results of operations and financial condition are based upon our consolidated financial statements. These statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual results could differ from these estimates. Periodically, we review all significant estimates and assumptions affecting the consolidated financial statements and records the effect of any necessary adjustments.

We have identified certain accounting policies that involve subjective assumptions and estimates as well as complex judgments relating to certain accounting items. Set forth below are those accounting policies that we believe involve the most significant estimates and judgments used in the preparation of our financial statements.

Revenue and Other Income

Revenue from sales of properties

Revenue from sales of properties is recognized when the risks and rewards related to the properties are transferred to purchasers, which is when the construction of relevant properties has been completed, title to the properties has been delivered to the purchasers and collectability of related receivables is reasonably assured. Revenue is recognized only to the extent collectability of such receivable is reasonably assured.

Revenue from sales of properties with operating leaseback

As part of the Company’s overall strategy to develop property projects with specific themes, in relation to sales of certain properties, immediately following sale of such properties, the Company leases back the properties from purchasers for periods ranging from 3 to 5 years either for an insignificant amount of rental payments or free of charge. As lease back of the properties for an insignificant amount of rental payments or free of charge was arranged as part of the sale of these properties, the Company determined the fair value of lease payments it would ordinarily make to lease such properties from other independent owners based on factors such as expected occupancy rates, rental yields etc. and included it as part of the sales consideration received with a corresponding debit to prepaid operating lease payments. Since the fair value of lease payments the Company would ordinarily make to lease such properties was estimated to be insignificant, the Company did not separately recognize it as part of the sales consideration received with a corresponding debit to prepaid operating lease payments. Such transactions are accounted for as a sale and operating leaseback given that as part of the sale transaction, the Company disposes of substantially all risks and rewards of owning the property. In concluding that substantially all risks and rewards of owning the property have been transferred, the Company considers the short period of the lease and the expected future rentals it could earn by letting out these properties, which are insignificant relative to the value of the property.

The leaseback is considered as an operating lease due to (i) the ownership of the property will not transfer back to the Company by the end of the lease term; (ii) the Company does not have the option to purchase the property at the end of the lease term; (iii) the lease term is not the major part of the economic life of the property; (iv) at the inception of the lease, the fair value of the property is significantly higher than the present value of the minimum lease payments; and (v) any gains or losses from the fluctuation in the fair value of the property rest to purchasers. In addition, operating leases rentals paid to purchasers are recorded as an expense on a straight line basis over the period of the lease.

To promote sales of certain properties, the Company conducted a promotional sale of these properties during fiscal 2010 wherein it sold such properties at special rates to selected purchasers. Sales consideration for these properties included an explicitly agreed transaction price to be settled in cash plus a lease back of these properties to the Company free of charge for 5 years. As lease back of the properties free of charge was arranged as part of the sale of these properties, the Company determined the fair value of lease payments it would ordinarily make to lease such properties from other independent owners based on factors such as expected occupancy rates, rental yields etc. and included it as part of the sales consideration received with a corresponding debit to prepaid operating lease payments. The leaseback is considered as an operating lease for the same reasons as explained above. The prepaid operating lease payments will be amortized and recognized as operating leases expense on a straight line basis over the 5 year period of the lease.

Promotional sale of certain properties

As discussed under “Revenue from sales of properties with operating leaseback”, the Company conducted a promotional sale of certain properties during the year. Sales consideration for these properties included an explicitly agreed transaction price to be settled in cash plus a lease back of these properties to the Company free of charge. Of the explicitly agreed transaction price, the Company received a down-payment of 24% in cash amounting to HK$18,459,000 upon transfer of title to the properties with the remainder HK$71,167,000 being receivable in future. As all the revenue recognition criteria had been met, the Company recorded this as a revenue transaction. Having considered a number of factors such as the overall state of the property market, the prospects of the properties and profile of individual buyers, management determined that the collectability of the receivable was not reasonably assured at the date of sale. Accordingly, revenue was recorded only to the extent of cash received.

Revenue from sales of goods

Sale of goods is recognized on transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

Revenue from leasing of investment properties

Rental income under operating leases is recognized in the period in which the properties are let out and on a straight-line basis over the term of the relevant lease, including the rent free periods.

Revenue from property management service

Revenue from property management service is recognized when services are rendered.

Others

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that discounts the estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

Dividend income from investments is recognized when the rights to receive payments have been established.

Land Appreciation Tax

Land appreciation tax provisions represent provisions for the estimated land appreciation tax payable in relation to our properties sold during a period. We make provisions based on our own calculations in accordance with our understanding of the relevant laws and regulations. Our estimate of land appreciation tax provisions requires us to use significant judgment with respect to the appreciation of land value and the allowability of deductible items for income tax purposes. Disagreements with the taxing authorities could subject us to additional taxes, and possibly, penalties.

Valuation of Properties

We state our investment properties, investment properties under construction and leasehold land and buildings at their fair value as non-current assets on our consolidated statements of financial position on the basis of valuations supported by a qualified independent professional valuer. We provide the independent professional valuer with various information for the valuer to use as a basis for valuation.

We state our properties held for sale classified as current assets on our consolidated statements of financial position, at the lower of cost and net realizable value on an individual property basis. Cost includes all development expenses, applicable borrowing costs and other direct costs attributable to the development of such properties. Net realizable value is determined by reference to the prevailing market prices on an individual property basis.

We state our property, plant and equipment as non-current assets on our consolidated statements of financial position. We state our property, plant and equipment at cost less impairment losses, with the exception of leasehold land and buildings, which are not depreciated. Cost includes the direct costs, direct costs of construction and capitalized borrowing costs on related borrowings during the period of construction. Properties under development are transferred to the appropriate category of property, plant and equipment or properties held for sale when completed and ready for use.

Impairment of trade receivables

The management determines the provision for impairment of trade receivables on a regular basis. This estimate is based on the credit history of its customers and prevailing market conditions. Management reassesses the provision for impairment of trade receivables at the statements of financial position date.

Recoverability of completed properties held for sale and properties under development

We perform a regular review on the carrying amounts of completed properties held for sale and properties under development as these property projects are in their early stages and we have invested significant amount of capital in them. Furthermore, all our current property projects are located in China as discussed under “Business Overview” where the PRC government can exercise significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Accordingly, policies and other measures taken by the PRC government to regulate the economy could have a significant negative impact on economic conditions in China, with a resulting negative impact on our business which is further discussed under “Risk Relating to Doing Business in the PRC” in the 2010 Form-20F.

More recently, the China’s real GDP has continued to grow even though at a slower rate resulting from a recent global economic downturn which also slowdown the economy in PRC. Accordingly, the PRC government has introduced certain stimulus package aimed at offsetting the slow down brought by the financial crisis. In addition, the PRC government has introduced certain macroeconomic measures to control perceived overinvestment in the real property market. Considering the overall state of the PRC’s economy, specifically the real estate market which could potentially have a negative effect on the recoverability our property projects, we will consider write-down of our property projects when the estimated net realizable value of these property projects. In determining the net realizable value, asides from the aforementioned factors, we will also consider the latest economic measures introduced by the local government, recent global and local economic developments, recent sales transactions of the Group and other similar properties in the surrounding areas, marketability of the Group’s existing properties, market survey reports available from independent property valuers, internally available information and management’s expectation on future sales.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

Impairment of long-lived assets

We conduct impairment review of assets when events of changes in circumstances indicate that their carrying amount may not be recoverable or annually in accordance with relevant accounting standards. An impairment loss is recognized when the carrying amount of an asset is less than the greater of its net selling price or the value in use. In determining the value in use, we assess the present value of the estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Estimates and judgments are applied in determining these future cash flows and the discount rate.

Consolidated Results of Operations

The following is a discussion of our consolidated results of operations for the years ended March 31, 2010, 2009 and 2008.

Results of operations of the Group

	2010	2009	2008
	(As restated)	(As restated)	(As restated)
	HK$’000	HK$’000	HK$’000
Continuing operation:
Revenue	337,659	1,044	—
Cost of sales	(209,415)	(664)	—

Gross profit	128,244	380	—
Other income, net	36,154	1,276	758
Other (losses)/gains, net	(146)	132,537	—
Selling expenses	(8,276)	(10,890)	(6,472)
Administrative expenses	(59,676)	(31,496)	(20,487)
Increase in fair value of investment properties and investment properties under construction	155,631	6,556	23,392

Operating profit/(loss)	251,931	98,363	(2,809)
Finance income	365	1,879	1,729

Profit/(loss) before tax	252,296	100,242	(1,080)
Income tax expenses	(86,558)	(26,724)	(4,548)

Profit/(loss) for the year from continuing operation	165,738	73,518	(5,628)
Discontinued operations:
(Loss)/profit for the year from discontinued operations, net of tax	(24,189)	(140,336)	407,559

Profit/(loss) for the year	141,549	(66,818)	401,931

Attributable to:
Equity holders of the Company	171,408	42,540	93,850
Non-controlling interests	(29,859)	(109,358)	308,081

	141,549	(66,818)	401,931

Results of operations of the Discontinued Operations

	2010	2009	2008
	HK$’000	HK$’000	HK$’000
Revenue	339,379	359,734	640,493
Cost of sales	(276,602)	(226,422)	(363,483)

Gross profit	62,777	133,312	277,010
Other income and gains/(losses), net	16,776	(9,783)	(41,890)
Expenses	(114,073)	(141,100)	(114,120)
(Decrease)/increase in fair values of investment properties and investment properties under construction	(3,991)	(184,572)	456,515

Operating (loss)/profit	(38,511)	(202,143)	577,515
Finance income—net	238	9,729	17,296
Share of results of an associate	48	(53)	(7)

(Loss)/profit before income tax	(38,225)	(192,467)	594,804
Income tax credits/(expenses)	14,036	52,131	(187,245)

(Loss)/profit for the year from discontinued operations	(24,189)	(140,336)	407,559

Attributable to:
Equity holders of the Company	5,504	(30,978)	99,478
Non-controlling interests	(29,693)	(109,358)	308,081

	(24,189)	(140,336)	407,559

Fiscal Year Ended March 31, 2010 Compared with Fiscal Year Ended March 31, 2009

Continuing operation

Revenue

Revenue in the fiscal year ended March 31, 2009 was approximately HK$1.0 million. Revenue in the fiscal year ended March 31, 2010 was approximately HK$337.7 million, which consisted primarily sales of trade center units of approximately HK$336.7 million. The change was attributable to increase in sales of trade center units with gross floor area of approximately 104,000 square meters. The remainder of revenue represented rental income from leases of trade center units of approximately HK$0.6 million and property management fee income of approximately HK$0.4 million.

Cost of Sales

In the fiscal year ended March 31, 2009, our cost of sales was approximately HK$0.7 million. In the fiscal year ended March 31, 2010, our cost of sales was approximately HK$209.4 million. The cost of sales was based on direct and indirect costs of construction, land grant fee and capitalized expenses attributable to the area of properties that were recognized as sales.

Gross Profit

In the fiscal year ended March 31, 2009, our gross profit was approximately HK$0.4 million. In the fiscal year ended March 31, 2010, our gross profit was approximately HK$128.2 million. Gross profit margin, or gross profit as a percentage of its total revenue, was 38.0% in the fiscal year ended March 31, 2010.

Other Income and Other (Losses)/Gains, Net

In the fiscal year 2009, our other income and other gains were HK$133.8 million, resulting primarily from a gain on disposals of a property development project of approximately HK$132.5 million and net income recognized for a construction contract of approximately HK$1.2 million.

In the fiscal year 2010, our other income and gains were approximately HK$36.0 million, primarily from government subsidy of approximately HK$36.6 million, but offset partly by other net loss from a construction contract of approximately HK$0.8 million.

Changes in Fair Values of Investment Properties and Investment Properties Under Construction

In the fiscal year ended March 31, 2009, our fair value of investment properties under construction was HK$47.3 million and a fair value gain of HK$6.6 million was recognized in the consolidated income statement. In the fiscal year ended March 31, 2010, our fair value of investment properties and investment properties under construction were HK$103.4 million and HK$159.3 million, respectively, and a fair value gain of HK$155.6 million was recognized in the consolidated income statement. The increase in fair value gain was mainly attributable to the increase in land value.

Selling Expenses

Selling expenses decreased by approximately HK$2.6 million, or 23.9%, from approximately HK$10.9 million in the fiscal year ended March 31, 2009 to approximately HK$8.3 million in the fiscal year ended March 31, 2010. The decrease in selling and distribution costs was primarily due to a decrease salaries and commissions paid to sales executives for sales of properties of approximately HK$1.1 million, a decrease in printing expenses incurred for printing of marketing materials of approximately HK$0.8 million and a decrease in advertising expenses of approximately HK$0.3 million.

Administrative Expenses

In the fiscal year ended March 31, 2009, our administrative expenses were approximately HK$31.5 million, where HK$11.7 million was contributed to corporate expenses and the remainder contributed to our Agricultural Logistics Operation. In the fiscal year ended March 31, 2010, our administrative expenses was approximately HK$59.7 million, where HK$21.6 million was contributed to corporate expenses and the remainder contributed to our Agricultural Logistics Operation.

Our administrative expenses from Agricultural Logistics Operation increased by HK$18.3 million or 92.4%, from approximately HK$19.8 million in the fiscal year ended March 31, 2009 to approximately HK$38.1 million in the fiscal year ended March 31, 2010 was primarily due to an increase in land use tax of HK$11.2 million, an increase heating costs of approximately HK$2.0 million, an increase in audit fee of approximately HK$1.4 million, an increase in donation of HK$0.4 million, an increase in entertainment expenses of approximately HK$0.7 million and a general increase in other expenses for the fiscal year ended March 31, 2010.

Our administrative expenses from corporate activities increased by HK$9.9 million or 84.6%, from approximately HK$11.7 million in the fiscal year ended March 31, 2009 to approximately HK$21.6 million in the fiscal year ended March 31, 2010 was primarily due to an increase in audit fees, consultancy fees, legal fees, announcement fees and listing fees with an aggregate increase of approximately HK$8.9 million in relation to the merger with China Metro and the group reorganization for the purpose of the re-domiciliation of MSHI from the United States to the British Virgin Islands.

Finance Income

Our interest income from bank deposits decreased by HK$1.5 million, or 80.6%, from HK$1.9 million for fiscal year 2009 to HK$0.4 million for fiscal year 2010. The decrease was primarily due to a decrease in bank deposit interest rate during the fiscal year 2010 and maintained at a minimal rate throughout the year.

In the fiscal year ended March 31, 2009, we incurred interest expense of approximately HK$1.8 million. In the fiscal year ended March 31, 2010, we incurred interest expense of approximately HK$24.4 million, all of which was capitalized in properties under development.

Profit Before Tax from Continuing Operation

As a result of the foregoing, we had a profit before tax from continuing operation of approximately HK$100.2 million in the fiscal year ended March 31, 2009. In the fiscal year ended March 31, 2010, we had a profit before tax from continuing operation of approximately HK$252.3 million.

Taxation

In the fiscal year ended March 31, 2009, our income tax expenses were HK$26.7 million primarily consisted of current income tax expenses of HK$25.1 million and deferred tax expenses, arising from fair value gain on investment properties, of HK$1.6 million. In the fiscal year ended March 31, 2010, our income tax expense of HK$86.6 million consisted of current income tax expenses of HK$48.5 million, deferred tax expense, arising from fair value gain on investment properties, of HK$37.5 million and under-provision for income tax of HK$0.6 million.

The effective tax rate increased from 26.7% in 2009 to 34.3% in 2010. The increase was due to an increase in sales of properties in the PRC which was subject to land appreciation tax at progressive rates.

Profit for the Year from Continuing Operation

In the fiscal year ended March 31, 2009, we incurred a net profit from continuing operation of approximately HK$73.5 million. In the fiscal year ended March 31, 2010, we generated a net profit from continuing operation of approximately HK$165.7 million as a result of the cumulative effect of the factors discussed above.

Non-Controlling Interests

In the fiscal year ended March 31, 2009 and 2010, loss attributable to non-controlling interests was nil and approximately HK$0.2 million, respectively.

Discontinued operations

Revenue

	2010	2009	Change
	HK$ million	HK$ million	%
Pearl Operation	261.6	316.7	-17.4%
Real Estate Operation	77.8	43.0	80.9%

	339.4	359.7	-5.7%

Pearl Operation

Revenue attributable to the Pearl Operation decreased by HK$55.1 million, or 17.4%, from HK$316.7 million for fiscal year 2009 to HK$261.6 million for fiscal year 2010. Decreases in revenue attributable to the Pearl Operation were primarily due to a decrease in market demand in North America and Asian countries, including Hong Kong, due to the current global economic contraction and recession. Accordingly, volume sold to these regions decreased by HK$44.6 million.

Real Estate Operation

Revenue attributable to the Real Estate Operation increased by HK$34.8 million, or 80.9%, from HK$43.0 million for fiscal year 2009 to HK$77.8 million for fiscal year 2010. The increase was primarily due to an increase of HK$35.3 million in sales of units in China Pearls and Jewellery City, due to preferential discounts offered to the investors of the real estate in China Pearls and Jewellery City as to buoy up the market sentiments.

Cost of Sales

	2010	2009	Change
	HK$ million	HK$ million	%
Pearl Operation	150.0	213.9	-29.9%
Real Estate Operation	126.6	12.5	912.8%

	276.6	226.4	22.2%

Pearl Operation

Cost of sales attributable to the Pearl Operation decreased by HK$63.9 million, or 29.9%, from HK$213.9 million for fiscal year 2009 to HK$150.0 million for fiscal year 2010. The decrease was primarily due to a decrease in revenue mainly as a result of a decrease in market demand in North America and other regions, such as countries in Europe and Asia, due to the current global economic contraction and recession.

Real Estate Operation

Cost of sales, including direct cost related to rental income, attributable to the Real Estate Operation increased by HK$114.1 million, or 912.8%, from HK$12.5 million for fiscal year 2009 to HK$126.6 million for fiscal year 2010. The increase was primarily due to an increase in sales of units in China Pearls and Jewellery City.

Gross Profit

Pearl Operation

Our gross profit attributable to the Pearl Operation increased by HK$8.8 million, or 8.6%, from HK$102.8 million for fiscal year 2009 to HK$111.6 million for fiscal year 2010. Gross profit margin increased from 32.5% for fiscal year 2009 to 42.7% for fiscal year 2010. The increase in gross profit margin was primarily due to our continued shift in our focus to sale of higher value products and a decrease in material cost for the production, due to a decrease in derived demand for pearls.

Real Estate Operation

Our gross profit attributable to the Real Estate Operation decreased by HK$79.3 million from HK$30.5 million for fiscal year 2009 to a gross loss of HK$48.8 million for fiscal year 2010. The decrease in gross profit was primarily due to certain revenue arising from sales of properties in China Pearls and Jewellery City was only recognized up to the amounts received or of which the collectibility of such receivable is reasonably assured. The amounts not received will be recognized until all criteria of revenue recognition are met. With respect to these sales transactions, we incurred a gross loss of HK$79.7 million due to such unrecognized revenue.

Other Income and Other Gains/(Loss), Net

In the fiscal year 2009, our other net losses were approximately HK$9.8 million, resulting primarily from an unrealized loss of approximately HK$5.3 million and a realized loss of approximately HK$3.5 million on financial assets at fair value through profit or loss, a loss of approximately HK$2.3 million on disposal of an investment property, but was set off partly by a government subsidy income of approximately HK$1.6 million.

In the fiscal year 2010, our other income and gains were approximately HK$16.8 million, primarily from a realized gain of approximately HK$8.9 million on financial assets at fair value through profit or loss, a gain of approximately HK$10.8 million on disposal of investment properties, but was set off partly by an unrealized loss of approximately HK$2.7 million on financial assets at fair value through profit or loss.

Changes in Fair Values of Investment Properties and Investment Properties Under Construction

In the fiscal year ended March 31, 2009, our fair value of investment properties was HK$845.4 million and a fair value loss of HK$181.7 million was recognized in the consolidated income statement. In the fiscal year ended March 31, 2010, our fair value of investment properties was HK$762.9 million and a fair value loss of HK$5.3 million was recognized in the consolidated income statement. The fair value loss decreased from HK$181.7 million in 2009 to HK$5.3 million in 2010 was primarily due to a stabilized negative sentiment on the pearl and jewllery market resulting from signs of recovery from the global financial crisis which was highly correlated to the demand on properties in China Pearls and Jewellery City.

In the fiscal year ended March 31, 2009, our fair value of investment properties under construction was HK$200.0 million and a fair value loss of HK$2.9 million was recognized in the consolidated income statement. In the fiscal year ended March 31, 2010, our fair value of investment properties under construction was HK$133.7 million and a fair value gain of HK$1.3 million was recognized in the consolidated income statement. The increase in fair value gain was primarily due to an increase in expected property prices upon the completion of the investment properties.

Expenses

	2010	2009	Change
	HK$ million	HK$ million	%
Selling and distribution costs	15.9	21.0	-24.3%
Administrative expenses	98.2	120.1	-18.2%

	114.1	141.1	-19.1%

Selling and distribution costs

The decrease in our selling expenses was primarily a result of a decrease of HK$5.1 million in selling expenses of Real Estate Operation.

Pearl Operation

Selling expenses attributable to the Pearl Operation were HK$7.7 million for fiscal year 2009 and 2010, respectively. As a percentage of revenue, selling expenses increased from 2.4% for fiscal year 2009 to 2.9% for fiscal year 2010. The increase in percentage was due to certain expenses, including exhibition participation fee and fixed costs, did not directly correlate with the fluctuation in revenue.

Real Estate Operation

Selling expenses attributable to the Real Estate Operation decreased by HK$5.1 million, or 38.3%, from HK$13.3 million for fiscal year 2009 to HK$8.2 million for fiscal year 2010. The decrease was primarily due to a decrease of HK5.4 million in advertising and promotion expenses for China Pearls and Jewellery City, due to the budget cut on advertising and promotion activities in response to the government measures to curb the overheat of the property market in the PRC.

Administrative expenses

Our administrative expenses of HK$98.2 million for the year ended March 31, 2010 comprised HK$76.4 million (2009: HK$79.7 million) from the Pearl Operation, HK$18.9 million (2009: HK$37.6 million) from the Real Estate Operation and HK$2.9 million (2009: HK$2.8 million) from corporate expenses. The decrease in our administrative expenses was a result of a decrease of HK$3.3 million in the Pearl Operation, a decrease of HK$18.7 million in the Real Estate Operation and an increase of HK$0.1 million in corporate expenses. The increase in corporate expenses was primarily due to an increase in compensation expenses arising from share options of a subsidiary granted to directors and employees by a subsidiary.

Pearl Operation

Our administration expenses attributable to the Pearl Operation decreased by HK$3.3 million or 4.1%, from HK$79.7 million for fiscal year 2009 to HK$76.4 million for fiscal year 2010. The decrease was primarily due to a decrease of HK$3.7 million in commission expenses, resulting from a decrease in sales for the year.

Real Estate Operation

Our administration expenses attributable to the Real Estate Operation decreased by HK$18.7 million or 49.7%, from HK$37.6 million for fiscal year 2009 to HK$18.9 million for fiscal year 2010. The decrease was primarily due to a decrease of HK$15.1 million in provision for doubtful debt resulting from the improvement in customers settling long outstanding balances.

Net Finance Income

Our interest income from bank deposits decreased by HK$7.9 million, or 81.4%, from HK$9.7 million for fiscal year 2009 to HK$1.8 million for fiscal year 2010. The decrease was primarily due to a decrease in bank deposit interest rate during the fiscal year 2010 and maintained at a minimal rate throughout the year.

In the fiscal year ended March 31, 2009, we incurred interest expense of approximately HK$16.7 million which all was capitalized in properties under development and investment properties under construction. In the fiscal year ended March 31, 2010, we incurred interest expense of approximately HK$11.0 million, out of which HK$9.4 million was capitalized in properties under development and investment properties under construction and the rest of HK$1.6 million was recognized as finance cost in the consolidated financial statements.

Loss Before Tax from Discontinued Operations

As a result of the foregoing, we had a loss before tax from discontinued operations of approximately HK$192.5 million in the fiscal year ended March 31, 2009. In the fiscal year ended March 31, 2010, we had a loss before tax from discontinued operations of approximately HK$38.2 million.

Taxation

In the fiscal year ended March 31, 2009, our income tax credit was HK$52.1 million primarily consisted of deferred tax expenses, arising from fair value loss on investment properties, of HK$51.8 million and current income tax credit of HK$0.3 million. In the fiscal year ended March 31, 2010, our income tax credit of HK$14.0 million primarily consisted of deferred tax expenses, arising from fair value loss on investment properties, of HK$26.0 million and over-provision for income tax of HK$0.9 million but offset in part by current income tax of HK$12.9 million.

The effective tax rate increased from 27.1% in 2009 to 36.7% in 2010. The increase was due to loss making subsidiaries while deferred tax assets have not been provided.

Loss for the Year from Discontinued Operations

In the fiscal year ended March 31, 2009, we incurred a net loss from discontinued operations of approximately HK$140.3 million. In the fiscal year ended March 31, 2010, we incurred a net loss from discontinued operations of approximately HK$24.2 million as a result of the cumulative effect of the factors discussed above.

Non-Controlling Interests

In the fiscal year ended March 31, 2009 and 2010, loss attributable to non-controlling interests was approximately HK$109.4 million and HK$29.7 million, respectively.

Fiscal Year Ended March 31, 2009 Compared with Fiscal Year Ended March 31, 2008

Continuing operation

Revenue

In the fiscal year ended March 31, 2008, no revenue was generated. Revenue in the fiscal year ended March 31, 2009 was approximately HK$1.0 million. The change was attributable to the recognition of revenue on pre-sold properties upon completion of the construction of trade centers units with gross floor area of approximately 360 square meters and the units were delivered to the purchasers.

Cost of Sales

In the fiscal year ended March 31, 2008, no cost of sales recognized as properties were still under construction. In the fiscal year ended March 31, 2009, our cost of sales was approximately HK$0.7 million. The cost of sales was based on direct and indirect costs of construction, land grant fee and capitalized expenses attributable to the area of properties that were recognized as sales.

Gross Profit

In the fiscal year ended March 31, 2008, no gross profit was generated as neither sales nor cost of sales was recognized. In the fiscal year ended March 31, 2009, our gross profit was approximately HK$0.3 million. Gross profit margin, or gross profit as a percentage of its total revenue, was 36.4% in the fiscal year ended March 31, 2009.

Other Income and Other Gains, Net

In the fiscal year 2008, our other income was HK$0.8 million, resulting primarily from net income recognized for a construction contract of approximately HK$0.7 million. In the fiscal year 2009, our other income and other gains were HK$133.8 million, resulting primarily from a gain on disposals of a property development project of approximately HK$132.5 million and net income recognized for a construction contract of approximately HK$1.2 million.

Changes in Fair Values of Investment Properties and Investment Properties Under Construction

In the fiscal year ended March 31, 2008, our fair value of investment properties under construction was HK$25.8 million and a fair value gain of HK$23.4 million was recognized in the consolidated income statement. In the fiscal year ended March 31, 2009, our fair value of investment properties under construction was HK$47.3 million and a fair value gain of HK$6.6 million was recognized in the consolidated income statement. The increase was mainly attributable to the appreciation of land value.

Selling Expenses

Selling expenses were incurred for sales activities (including pre-sales activities). Selling expenses increased by approximately HK$4.4 million, or 67.7%, from approximately HK$6.5 million in the fiscal year ended March 31, 2008 to approximately HK$10.9 million in the fiscal year ended March 31, 2009. The increase in selling and distribution costs was primarily due to an increase in salaries and commissions paid to sales executives for sales of properties, advertising expenses, and printing expenses for printing marketing materials.

Administrative Expenses

In the fiscal year ended March 31, 2008, our administrative expenses were approximately HK$20.5 million, where HK$6.3 million was contributed to corporate expenses and the remainder contributed to our Agricultural Logistics Operation. In the fiscal year ended March 31, 2009, our administrative expenses was approximately HK$31.5 million, where HK$11.7 million was contributed to corporate expenses and the remainder contributed to our Agricultural Logistics Operation.

Our administrative expenses from Agricultural Logistics Operation increased by approximately HK$5.6 million, or 39.4%, from approximately HK$14.2 million in the fiscal year ended March 31, 2008 to approximately HK$19.8 million in the fiscal year ended March 31, 2009 was primarily due to an increase in staff costs of approximately HK$4.5 million as a result of an increased headcount, increase in land use tax of HK$6.4 million, a decrease in donation of approximately HK$3.5 million and a decrease in consultancy fees of approximately HK$1.7 million for the fiscal year ended March 31, 2009.

Our administrative expenses from corporate activities increased by approximately HK$5.4 million, or 85.7%, from approximately HK$6.3 million in the fiscal year ended March 31, 2008 to approximately HK$11.7 million in the fiscal year ended March 31, 2009 was primarily due to an increase in legal fees and consultancy fees costs of approximately HK$5.1 million in relation to the group reorganization for the purpose of the re-domiciliation of MSHI from the United States to the British Virgin Islands.

Finance Income

Our interest income from bank deposits increased by approximately HK$0.2 million, or 11.8%, from approximately HK$1.7 million for fiscal year 2008 to approximately HK$1.9 million for fiscal year 2009. The increase was primarily due to a increase in bank balances from new bank loans.

In the fiscal year ended March 31, 2008 and 2009, we incurred interest expense of nil and approximately HK$1.8 million, respectively. All interest expenses were capitalized in properties under development and investment properties under construction.

Profit/(Loss) Before Tax from Continuing Operation

As a result of the foregoing, we had a loss before tax from continuing operation of approximately HK$1.1 million in the fiscal year ended March 31, 2008. We had a profit before tax from continuing operation of approximately HK$100.2 million in the fiscal year ended March 31, 2009.

Taxation

In the fiscal year ended March 31, 2008, our income tax expense of approximately HK$4.5 million consisted of deferred tax expenses, primarily arising from fair value gain on investment properties, of approximately HK$7.2 million but offset in part by over-provision for income tax of approximately HK$2.7 million. In the fiscal year ended March 31, 2009, our income tax expenses were HK$26.7 million primarily consisted of current income tax expenses of HK$25.1 million and deferred tax expenses, primarily arising from fair value gain on investment properties, of approximately HK$1.6 million.

The effective tax rate decreased from 421.1% in 2008 to 26.7% in 2009. The decrease was due to operating losses not recognized in 2008 but utilized in 2009 and the recognition of deferred tax arising from fair value gain on investment properties under construction in 2008.

Profit/(Loss) for the Year from Continuing Operation

Our loss from continuing operation for the fiscal year ended March 31, 2008 was approximately HK$5.6 million. In the fiscal year ended March 31, 2009, we incurred a profit from continuing operation of approximately HK$73.5 million as a result of the cumulative effect of the factors discussed above.

Non-Controlling Interests

In the fiscal year ended March 31, 2008 and 2009, loss attributable to non-controlling interests was nil in both years.

Discontinued operations

Revenue

	2009	2008	Change
	HK$ million	HK$ million	%
Pearl Operation	316.7	405.4	-21.9%
Real Estate Operation	43.0	235.1	-81.7%

	359.7	640.5	-43.8%

Pearl Operation

Revenue attributable to the Pearl Operation decreased by HK$88.7 million, or 21.9%, from HK$405.4 million for fiscal year 2008 to HK$316.7 million for fiscal year 2009. Decreases in revenue attributable to the Pearl Operation were primarily due to a decrease in demand worldwide, particularly in the United States and Asian countries, including Hong Kong, due to the continued global financial crisis and credit crunch and the contraction of economic activities around the world. Accordingly, volume sold to these regions decreased by HK$71.8 million.

Real Estate Operation

Revenue attributable to the Real Estate Operation decreased by HK$192.1 million, or 81.7%, from HK$235.1 million for fiscal year 2008 to HK$43.0 million for fiscal year 2009. The decrease was primarily due to a decrease of HK$211.8 million in sales of properties in China Pearls and Jewellery City. As of March 31, 2009 and 2008, we have sold in aggregate approximately 31% and 29%, respectively, of the planned saleable area of China Pearls and Jewellery City. As of March 31, 2009, the occupancy rates of leasable area, representing the percentage of leasable gross floor area leased, of China Pearls and Jewellery City and Man Sang Industrial City was approximately 18% (2008: 20%) and 72% (2008: 72%), respectively.

Cost of Sales

	2009	2008	Change
	HK$ million	HK$ million	%
Pearl Operation	213.9	281.0	-23.9%
Real Estate Operation	12.5	82.5	-84.8%

	226.4	363.5	-37.7%

Pearl Operation

Cost of sales attributable to the Pearl Operation decreased by HK$67.1 million, or 23.9%, from HK$281.0 million for fiscal year 2008 to HK$213.9 million for fiscal year 2009. The decrease was primarily due to a decrease in revenue mainly as a result of a decrease in demand in the United States and the Asian markets.

Real Estate Operation

Cost of sales, including direct cost related to rental income, attributable to the Real Estate Operation decreased by HK$70.0 million, or 84.8%, from HK$82.5 million for fiscal year 2008 to HK$12.5 million for fiscal year 2009. The decrease was primarily due to a decrease of HK$211.8 million in sales of real estate.

Gross Profit

Pearl Operation

Our gross profit attributable to the Pearl Operation decreased by HK$21.6 million, or 17.4%, from HK$124.4 million for fiscal year 2008 to HK$102.8 million for fiscal year 2009. Gross profit margin increased from 30.7% for fiscal year 2008 to 32.5% for fiscal year 2009. The increase in gross profit margin was primarily due to our continued (a) implementation of effective cost controls, (b) enhancement of production efficiency due to the acquisition of new machinery and (c) shift in our focus to sale of higher value products.

Real Estate Operation

Our gross profit attributable to the Real Estate Operation decreased by HK$122.1 million, or 80.0%, from HK$152.6 million for fiscal year 2008 to HK$30.5 million for fiscal year 2009. Gross profit margin increased from 64.9% for fiscal year 2008 to 70.9% for fiscal year 2009. The increase in gross profit margin was primarily due to an increase in sales of centrally located shop and booth units which is at a higher price. These centrally located shop and booth units accounted for 56% of our sales at China Pearls and Jewellery City in fiscal year 2009, as compared to 46% in fiscal year 2008.

Other Losses, Net

In the fiscal year 2008, our other losses were HK$41.9 million, resulting primarily from an impairment loss of HK$47.3 million on goodwill arising from acquisition of China Pearls and Jewellery City, where our annual impairment assessment indicated the impairment existed. The impairment was primarily due to a decrease in the demand of the market center in China Pearls and Jewellery City, resulting in a slower growth in expected future cash flow than as expected prior to the acquisition. In the fiscal year 2009, our other losses were HK$9.8 million, resulting primarily from a realized loss of HK$3.5 million and unrealized loss of HK$5.3 million financial assets at fair value through profit and loss, a loss of approximately HK$2.3 million on disposal of an investment property, but was set off partly by a government subsidy income of approximately HK$1.6 million.

Changes in Fair Values of Investment Properties and Investment Properties Under Construction

In the fiscal year ended March 31, 2008, our fair value of investment properties was HK$952.9 million and a fair value gain of HK$454.9 million was recognized in the consolidated income statement. In the fiscal year ended March 31, 2009, our fair value of investment properties was HK$845.4 million and a fair value loss of HK$181.7 million was recognized in the consolidated income statement. The fair value of investment properties decreased from a gain of HK$454.9 million in 2008, resulting from an appreciation of land value in the region of Zhuji, Zhejiang Province to a loss of HK$181.7 million which was primarily due to the severe impact on the property market in the PRC, resulting from global financial crisis.

In the fiscal year ended March 31, 2008, our fair value of investment properties under construction was HK$125.4 million and a fair value gain of HK$1.6 million was recognized in the consolidated income statement. In the fiscal year ended March 31, 2009, our fair value of investment properties under construction was HK$200.0 million and a fair value loss of HK$2.9 million was recognized in the consolidated income statement. The fair value of investment properties under construction decreased from a gain of HK$1.6 million in 2008 to a loss of HK$2.9 million was primarily due to a decrease in expected property prices upon the completion of the investment properties.

Expenses

	2009	2008	Change
	HK$ million	HK$ million	%
Selling and distribution costs	21.0	24.1	-24.3%
Administrative expenses	120.1	90.0	-33.4%

	141.1	114.1	-23.7%

Selling and distribution costs

The decrease in our selling expenses was a result of a decrease of HK$0.6 million in selling expenses of the Pearl Operation and a decrease of HK$2.5 million in selling expenses of the Real Estate Operation.

Pearl Operation

Selling expenses attributable to the Pearl Operation decreased by HK$0.6 million, or 7.2%, from HK$8.3 million for fiscal year 2008 to HK$7.7 million for fiscal year 2009. The decrease was primarily to a decrease in revenue for the Pearl Operation, thus led to a decrease in exporting charge for fiscal year 2009. As a percentage of revenue, selling expenses increased from 2.0% for fiscal year 2008 to 2.4% for fiscal year 2009. The increase in percentage was due to certain expenses, including exhibition participation fee and fixed costs, did not directly correlate with the fluctuation in revenue.

Real Estate Operation

Selling expenses attributable to the Real Estate Operation decreased by HK$2.5 million, or 15.8%, from HK$15.8 million for fiscal year 2008 to HK$13.3 million for fiscal year 2009. The decrease was primarily due to a decrease of HK6.0 million in advertising and promotion expenses for China Pearls and Jewellery City, due to a number of marketing activities taken place during fiscal year 2008 when we commenced the sale of China Pearls and Jewellery City. Such decrease was offset in part by an increase of HK$1.5 million in staff cost for China Pearls and Jewellery City, due to the full-scale operation in China Pearls and Jewellery City in fiscal year 2009.

Administrative expenses

The increase in our administrative expenses was a result of an increase of HK$14.6 million in the Pearl Operation, an increase of HK$15.7 million in the Real Estate Operation and a decrease of HK$0.2 million in corporate expenses.

Pearl Operation

Our administration expenses attributable to the Pearl Operation increased by HK$14.6 million or 22.4%, from HK$65.1 million for fiscal year 2008 to HK$79.7 million for fiscal year 2009. The increase was primarily due to an increase of HK$12.0 million in provision for doubtful debts, due to an increase in credit risk on receivables due from customers as a result of deteriorating economic conditions and an increase of HK$2.2 million in the office rental expenses.

Real Estate Operation

Our administration expenses attributable to the Real Estate Operation increased by HK$15.7 million or 71.7%, from HK$21.9 million for fiscal year 2008 to HK$37.6 million for fiscal year 2009. The increase was primarily due to an increase of HK$20.7 million in provision for doubtful debts, due to an increase in credit risk on receivables due from customers as a result of deteriorating economic conditions.

Net Finance Income

Our interest income from bank deposits decreased by HK$7.6 million, or 43.9%, from HK$17.3 million for fiscal year 2008 to HK$9.7 million for fiscal year 2009. The decrease was primarily due to a decrease in bank balances and a decrease in bank deposit interest rate during the fiscal year 2009.

In the fiscal year ended March 31, 2008, interest expense of HK$16.6 million was incurred. In the fiscal year ended March 31, 2009, we incurred interest expense of approximately HK$16.7 million. All interest expenses were capitalized in properties under development and investment properties under construction.

(Loss)/Profit Before Tax from Discontinued Operations

As a result of the foregoing, we had a profit before tax from discontinued operations of approximately HK$594.8 million in the fiscal year ended March 31, 2008. We had a loss before tax from discontinued operations of approximately HK$192.5 million in the fiscal year ended March 31, 2009.

Taxation

In the fiscal year ended March 31, 2008, our income tax expense of approximately HK$187.2 million consisted of current income tax expenses of approximately HK$69.6 million, deferred tax expenses, primarily arising from fair value gain on investment properties, of approximately HK$116.4 million and under-provision for income tax of approximately HK$1.2 million. In the fiscal year ended March 31, 2009, our income tax credit was HK$52.1 million generated by deferred tax expenses, primarily arising from fair value loss on investment properties, of approximately HK$51.8 million and current income tax credit of HK$0.3 million.

The effective tax rate decreased from 31.5% in 2008 to 27.1% in 2009. The decrease was due to a decrease in sales of properties in the PRC which was subject to land appreciation tax at progressive rate.

(Loss)/Profit for the Year from Discontinued Operations

Our profit from discontinued operations for the fiscal year ended March 31, 2008 was approximately HK$407.6 million. In the fiscal year ended March 31, 2009, we incurred a loss from discontinued operations of approximately HK$140.3 million as a result of the cumulative effect of the factors discussed above.

Non-Controlling Interests

Profit attributable to non-controlling interests for the fiscal year ended March 31, 2008 was approximately HK$308.1 million. In the fiscal year ended March 31, 2009, loss attributable to non-controlling interests was approximately HK$109.4 million.

B. Liquidity and Capital Resources

Our primary uses of cash are to pay for construction costs, land costs (principally the payment of land grant fees), infrastructure costs and consulting fees paid to architects and designers, as well as to service our indebtedness and fund working capital and normal recurring expenses. For the fiscal years ended March 31, 2009 and 2010, we financed our operations primarily through internally generated funds, bank borrowings and loans from our shareholders. We expect to have sufficient sources of funds during the years ending March 31, 2011 to support our current operations, as well as finance ongoing and future projects. These sources are expected to include: (1) rental and sales revenues; and (2) debt financing arrangements with banks, including project financing and working capital facilities.

Working Capital

Our current assets consist of completed properties held for sale, inventories, trade receivables, prepayments, deposits and other receivables, pledged bank balances and cash and cash equivalents. Our current liabilities primarily consist of trade payables, other payables, accruals and deposits received, interest-bearing bank borrowings and taxes payable.

As of March 31, 2009 and 2010, we had net current assets, representing the amount by which our current assets exceeded our current liabilities, of approximately HK$601.4 million and HK$837.2 million respectively. The fluctuation in our working capital position during this period primarily reflected changes in cash provided by and used in operating, investing and financing activities, when development of our industrial and agricultural trade centers, supporting commercial facilities, warehouse facilities and other facilities in China Northeast Logistics City were completed and changes in the amount of construction fee payables and bank borrowings related to the development of China Northeast Logistics City.

Cash Flows

The following table sets forth selected cash flow data from our consolidated cash flow statements for the periods indicated:

	Fiscal Year Ended March 31,
	2010	2009	2008
	HK$ in Thousands
Net cash generated from/(used in) operating activities	27,762	(369,700)	2,360
Net cash (used in)/generated from investing activities	(96,252)	(294,691)	11,152
Net cash generated from financing activities	310,775	317,361	501,044

Net increase/(decrease) in cash and cash equivalents	242,285	(347,030)	514,556
Effect of foreign exchange rate changes on cash and cash equivalents, net	472	7,056	32,361
Cash and cash equivalents at the beginning of the year	503,912	843,886	296,969

Cash and cash equivalents at the end of the year	746,669	503,912	843,886

Cash Flow Generated from/(Used in) Operating Activities

We derive cash from operating activities principally from the sale of trade center units in Agricultural Logistics Operation and Pearl Operation. We use cash generated from operating activities principally for investments in properties under development and purchase of inventory such as pearls.

In the fiscal year ended March 31, 2010, net cash generated by operating activities was HK$27.8 million, which consisted of operating cash inflow before changes in working capital of HK$69.4 million, cash outflow of net interest and tax of HK$50.1 million and working capital cash inflow of HK$8.5 million. Working capital changes primarily reflected a negative change resulting from additions to properties under development of HK$358.1 million, an increase in a construction contract of HK$35.7 million, a decrease in receipt in advance of HK$64.2 million and an increase in inventories of HK$7.3 million, partially offset by positive changes resulting from an decrease in trade and other receivables of HK$76.4 million, a decrease in completed properties held for sale of HK$208.8 million, an increase in trade payables, other payable and accruals of HK$93.1 million, a decrease in amounts due from related parties of HK$94.0 million and an increase in amount due to an associate of HK$1.5 million. The additions in properties under development and an increase in trade payables and accruals were attributable to construction activities carried out for our properties development projects. The decrease in received in advance was attributable to recognition of revenue on pre-sold properties upon completion of the construction of the units and the units were delivered to the purchasers.

In the fiscal year ended March 31, 2009, net cash used in operating activities was HK$369.7 million, which consisted of operating cash outflow before changes in working capital of HK$0.6 million, and cash outflow of net interest and tax of HK$10.9 million and working capital cash outflow of HK$358.2 million. Working capital changes primarily reflected a negative change resulting from additions to properties under development of HK$564.6 million, a decrease in trade payables, other payables and accruals of HK$79.9 million, additions to prepaid land lease payments of HK$41.8 million, an increase in a construction contract of HK$9.5 million, an increase in amounts due from related parties of HK$93.9 million and an increase in trade and other receivables of HK$31.8 million, partially offset by positive changes resulting from an increase in deposits received of HK$327.2 million. The additions in properties under development and prepaid land lease payments were attributable to construction activities carried out for our properties development projects. The decrease in trade payables, other payables and accruals was attributable to settlement of construction costs incurred for construction of properties. The increase in deposits received was attributable to proceeds received from pre-sale and sale of properties.

In the fiscal year ended March 31, 2008, net cash provided by operating activities was HK$2.4 million, which consisted of operating cash inflow before changes in working capital of HK$161.1 million, cash outflow of net interest and tax of HK$4.0 million and working capital cash outflow of HK$154.7 million. Working capital changes primarily reflected a negative change resulting from additions for properties under development of HK$444.9 million, additions for prepaid land lease payments of HK$448.7 million, deposit paid for acquisition of land use rights of HK$165.3 million, an increase in trade and other receivables of HK$129.3 million and an increase in inventories of HK$21.5 million, partially offset by a refund of payments for acquisition of land use rights of HK$225.1 million, a decrease in completed properties held for sale of HK$64.4 million, and increase in trade payables, other payables and accruals of HK$282.6 million and an increase in receipt in advance of HK$488.1 million. The increase in receipt in advance was attributable to proceeds received from pre-sale and sale of properties. The additions to prepaid land lease payments, deposits paid for acquisition of land use rights and additions to properties under development were attributable to construction activities carried out for our properties development projects. The increase in trade payables, other payables and accruals was attributable to increase in construction costs incurred for construction of properties.

Cash Flow (Used in)/Generated from Investing Activities

Our principal investment activity is the construction of investment properties. In the fiscal year ended March 31, 2010, net cash used in investing activities was HK$96.3 million, which primarily consisted of cash outflow of HK$226.6 million resulting from the purchase of property, plant and equipment, additions to investment properties under construction and purchase of marketable securities, partially offset by cash inflow of HK$129.7 million resulting from proceeds received from disposals of an investment property and proceeds received from disposals of marketable securities. In the fiscal year ended March 31, 2009, net cash used in investing activities was HK$294.7 million, which primarily consisted of a cash outflow of HK$385.1 million resulting from additions to investment properties under construction, purchase of marketable securities and a receivable from disposal of a property development project, partially offset by cash inflow of HK$80.0 million resulting from proceeds received from disposals of marketable securities. In the fiscal year ended March 31, 2008, net cash provided by investing activities was HK$11.2 million, which primarily consisted of a cash inflow of HK$110.3 million resulting from cash acquired as obtaining controls of a subsidiary and proceeds received from disposals of an investment property, partially offset by cash outflow of HK$103.7 million, resulting from purchase of property, plant and equipment and additions to investment properties under construction.

Cash Flow Generated from Financing Activities

Our cash from financing activities was derived from placement of shares of a listed subsidiary, bank borrowings and loans from shareholders. In the fiscal year ended March 31, 2010, net cash provided by financing activities was HK$310.8 million, consisted of cash inflow of HK$508.0 million resulting from proceeds from new bank loans and contribution from shareholders and minority shareholders of a subsidiary, partially offset by cash outflow of HK$197.3 million resulting from repayment of bank borrowings, increase in restricted and pledged bank deposits and dividend paid to minority shareholders. In the fiscal year ended March 31, 2009, net cash provided by financing activities was HK$317.4 million, consisted of cash inflow of HK$475.6 million for proceeds from new bank loans, but offset by cash outflow of HK$158.3 million resulting from repayment of bank borrowings, increase in restricted and pledged bank deposits and dividend paid to minority shareholders. In the fiscal year ended March 31, 2008, net cash provided by financing activities was HK$501.0 million, consisted of cash inflow of HK$557.0 million resulting from loans from shareholders, placement of shares of a listed subsidiary and proceeds from bank borrowings, partially offset by cash outflow of HK$55.9 million resulting from repayment of bank borrowings, dividend paid to equity holders and non-controlling interests.

F. Contractual Obligations

We are subject to various financial obligations and commitments in the normal course of operations. These contractual obligations represent known future cash payments that we are required to make and relate primarily to long-term debt, capital commitment obligations with respect to property under development, construction costs and operating leases.

As of March 31, 2010, our contractual obligations amounted to approximately HK$785.9 million. The following table sets forth our contractual obligations as of March 31, 2010.

	Payments Due by Period
	Total	Less than 1 year	1–5 years	More than 5 years
	(HK$ in thousands)
Debt obligations	606,691	277,446	329,245	—
Interest on debt obligations	52,750	28,050	24,700	—
Capital Commitment Obligations	115,007	113,923	1,084	—
Operating lease obligations	11,406	8,887	2,519	—

Total	785,854	428,306	357,548	—